Exhibit 99.1
ENCORE ENERGY PARTNERS LP
RATIO OF EARNINGS TO FIXED CHARGES
($ in thousands)

	Three months ended March 31,
	2009	2008
Income before income taxes	$4,569	$5,668
Adjustments:
Add fixed charges:
Interest expense	2,216	1,640
Rental expense attributable to interest	85	57

Total fixed charges	2,301	1,697

Adjusted earnings	$6,870	$7,365

Ratio of earnings to fixed charges	3.0	4.3